September 9, 2025

Scott Wallace
Chief Executive Officer
ECD Automotive Design, Inc.
4390 Industrial Lane
Kissimmee, Florida 34758

       Re: ECD Automotive Design, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed April 15, 2025
           File No. 001-41497
Dear Scott Wallace:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing